ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-164323

Registration No. 333-164323-01

October 25, 2011

Pricing Term Sheet

6.25% Senior Notes due 2022

Issuers:	MarkWest Energy Partners, L.P.; MarkWest Energy Finance Corporation
Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	October 25, 2011
Settlement Date (T+7):*	November 3, 2011
Maturity Date:	June 15, 2022
Principal Amount:	$700,000,000
Benchmark:	7.25% UST due August 15, 2022
Spread to Benchmark:	404bps
Yield to Maturity:	6.25%
Coupon:	6.25%
Public Offering Price:	100.00%
Gross Proceeds:	$700,000,000
Net Proceeds After Expenses to the Issuers:	$689,000,000
Equity Clawback:	Until December 15, 2014: up to 35% at 106.25%
Redemption Provisions:
First call date:	December 15, 2016
Make-whole call:	Before the first call date at a discount rate of treasury plus 50 basis points
Redemption prices:	Commencing December 15, 2016: 103.125%
Commencing December 15, 2017: 102.083%
Commencing December 15, 2018: 101.042%
Commencing December 15, 2019 and thereafter: 100.000%
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2012
Change of Control:	Put at 101% of principal plus accrued interest
Denominations:	$2,000 and integral multiples of $1,000
CUSIP / ISIN:	570506 AP0 / US570506AP02
Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Co-Managers	Capital One Southcoast, Inc.
Comerica Securities, Inc.
Natixis Securities Americas LLC
SMBC Nikko Capital Markets Limited

Additional Information:

* We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the 7th business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following three business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.